EX-FILING FEES

Calculation of Filing Fees Table

SC TO-I/A
(Form Type)

A&Q Long/Short Strategies Fund LLC
(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Value

	Transaction Valuation		Fee Rate	Amount of Filing Fee
Fees to Be Paid	-		-	-
Fees Previously Paid	$25,000,000	(a)	0.01102%	$2,755.00	(b)
Total Transaction Valuation	$25,000,000	(a)
Total Fees Due for Filing				$0.00
Total Fees Previously Paid				$2,755.00
Total Fee Offsets				-
Net Fee Due				$0.00

(a)	Calculated as the aggregate maximum purchase price for limited liability company interests. The fee of $2,755.00 was paid by the Fund in connection with filing its Schedule TO-I. This is the final amendment to the Schedule TO and is being filed to report the results of the offer.

(b)	Calculated at 0.01102% of the Transaction Valuation.